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                                                                  Exhibit 99.01

    SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS UNDER THE PRIVATE SECURITIES
                         LITIGATION REFORM ACT OF 1995

                       CERTAIN CAUTIONARY STATEMENTS AND
                                 RISK FACTORS

  CSG Systems International, Inc. and its subsidiaries (collectively, the "Company") or their representatives from time-to-time may make or may have made certain forward-looking statements, whether orally or in writing, including without limitation, any such statements made or to be made in the Management's Discussion and Analysis of Financial Condition and Results of Operations contained in its various SEC filings or orally in conferences or teleconferences. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements, so as to ensure to the fullest extent possible the protections of the safe harbor established in the Private Securities Litigation Reform Act of 1995.

  ACCORDINGLY, THE FORWARD-LOOKING STATEMENTS ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO AND ARE ACCOMPANIED BY THE FOLLOWING MEANINGFUL CAUTIONARY STATEMENTS IDENTIFYING CERTAIN IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENTS.

  This list of factors is likely not exhaustive. The Company operates in a rapidly changing and evolving business involving the converging communications markets, and new risk factors will likely emerge. Management cannot predict all of the important risk factors, nor can it assess the impact, if any, of such risk factors on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those in any forward-looking statements.

  ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL BE ACCURATE INDICATORS OF FUTURE ACTUAL RESULTS, AND IT IS LIKELY THAT ACTUAL RESULTS WILL DIFFER FROM RESULTS PROJECTED IN FORWARD-LOOKING STATEMENTS AND THAT SUCH DIFFERENCES MAY BE MATERIAL.

RELIANCE ON CCS

  The Company derived approximately 74.2% and 75.8% of its total revenues from its core customer care and billing system, CSG CCS/BP (formerly known as CCS), and related products and services (collectively, "CCS") in the years ended December 31, 2001 and 2000, respectively. CCS is expected to provide a large portion of the Company's total revenues in the foreseeable future.

  The Company continues to develop new products and services to address the evolving needs of its new and existing clients as they roll out new product offerings and enter new markets. A substantial portion of the Company's new products and services require enhancements to the core functionality of CCS. There is an inherent risk of technical problems in maintaining and operating CCS as its complexity is increased. The Company's results will depend upon continued market acceptance of CCS, as well as the Company's ability to continue to adapt, modify, maintain, and operate CCS to meet the changing needs of its clients without sacrificing the reliability or quality of service. Any reduction in demand for CCS would have a material adverse effect on the financial condition and results of operations of the Company.

AT&T RELATIONSHIP

Contract Rights and Obligations (as amended)

  The AT&T Contract has an original term of 15 years and expires in 2012. The AT&T Contract includes minimum financial commitments by AT&T over the life of the contract, and as amended, includes exclusive rights for the Company to provide customer care and billing products and services for AT&T's offerings of wireline video, all Internet/high speed data services, and print and mail services. During the fourth quarter of

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2000, the Company relinquished its exclusive rights to process AT&T's wireline telephony customers, and those AT&T customers were fully converted to another service provider by the end of 2001. The Company does not expect the loss of these customers to have a material impact on the Company's result of operations.

  Effective April 2001, the Company amended its agreement with AT&T giving the Company certain additional contractual rights to continue processing, for a minimum of one year, customers that AT&T may divest. These new rights are co-terminus with and are in addition to the existing minimum processing commitments the Company has with AT&T through 2012. Any such divestitures to a third party would not: (i) relieve AT&T of its minimum processing commitments;
(ii) impact the Company's exclusivity rights under the AT&T Contract; or (iii) impact the term of the AT&T Contract.

  On December 19, 2001, AT&T and Comcast Corporation ("Comcast") announced that their board of directors approved a definitive agreement to combine AT&T Broadband with Comcast. Under the reported terms of the definitive agreement, AT&T will spin off AT&T Broadband and simultaneously merge it with Comcast, forming a new company to be called AT&T Comcast Corporation. It is premature at this time to speculate what impact this transaction will have on the Company's operations, if any. The Company believes the AT&T Contract would remain in effect in the event there is a change in control of AT&T Broadband; however, it is impossible to predict how any successor entity(s) to AT&T Broadband would interpret their obligations under the AT&T Contract. It is also impossible to predict what impact any dispute would have on the Company's results of operations or market for its securities. See below for a further discussion concerning disputes with AT&T.

  The AT&T Contract contains certain performance criteria and other obligations to be met by the Company. The Company is subject to various remedies and penalties if it fails to meet the performance criteria or other obligations. The Company is also subject to an annual technical audit to determine whether the Company's products and services include innovations in features and functions that have become standard in the wireline video industry. If an audit determines the Company is not providing such an innovation and it fails to do so in the manner and time period dictated by the contract, then AT&T would be released from its exclusivity obligation to the extent necessary to obtain the innovation from a third party.

  To fulfill the AT&T Contract and to remain competitive, the Company believes it will be required to develop additional features to existing products and services, and possibly in certain circumstances, new products and services, all of which will require substantial research and development, as well as implementation and operational aptitude. AT&T has the right to terminate the AT&T Contract in the event of certain defaults by the Company. To date, the Company believes it has complied with the terms of the contract. Should the Company fail to meet its obligations under the AT&T Contract, and should AT&T be successful in any action to either terminate the AT&T Contract in whole or in part, or collect damages caused by an alleged breach, it would have a material adverse impact on the Company's future results of operations. Indeed, on September 27, 2000, AT&T filed a Demand for Arbitration relating to the AT&T Contract, causing a significant drop in the trading price of the Company's Common Stock. On October 10, 2000, AT&T agreed to dismiss its Demand for Arbitration with the Company. In connection with the dismissal, the companies agreed to amend the AT&T Contract. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional discussions of this matter.

  On March 13, 2002, AT&T Broadband notified the Company that AT&T is "considering" the initiation of arbitration against the Company relating to the AT&T Contract.

  The letter states that AT&T's decision whether to seek arbitration is subject to the parties exhausting the negotiation process specified in the AT&T Contract. That dispute resolution portion of the agreement calls for senior officers from each company to meet promptly and for a period of not less than 30 days in an effort to resolve the dispute.

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  AT&T stated that any action to terminate the AT&T Contract would be based upon the following claims. First, AT&T claims that the Company has failed to provide bundled or aggregated billing services, including the Company's breach of its obligation to provide telephony billing when required to do so under the AT&T Contract. Second, the letter states that the Company has not cooperated with AT&T in utilizing another vendor to provide aggregated billing services, as well as the Company's improper assertion of its exclusivity rights. Third, the letter claims that the Company has breached the Most Favored Nations clause of the AT&T Contract.

  The letter further states that should a negotiated resolution not be achieved, AT&T could elect to seek a declaration that it is entitled to terminate the AT&T Contract on the fifth anniversary of the contract which is August 10, 2002.

  The Company denies that it is in breach of the AT&T Contract. As of the date of this filing, discussions were ongoing with AT&T in an effort to resolve the dispute. It is impossible to predict at this time when or how any resolution will be forthcoming. Should AT&T be successful in its claims, or in terminating the AT&T Contract in whole or in part, it would have a material adverse effect on the financial condition of the Company and its overall future operations.

  While the substance of the negotiations between the Company and AT&T are not being made public at this time, readers are strongly encouraged to review frequently the Company's filings with the SEC as well as all public announcements from the Company relating to the dispute between the companies. This is of particular importance as the resolution of the dispute is highly in flux as of the date of this filing.

  A copy of the AT&T Contract and all subsequent amendments (including the amendment executed as part of the agreement to withdraw AT&T's September 27, 2000 Demand for Arbitration) are included in the Company's exhibits to its periodic public filings with the SEC. These documents are available on the Internet and the Company encourages readers to review those documents for further details.

Business Activities and Dependence On AT&T

  AT&T completed its merger with Tele-Communications, Inc. ("TCI") in 1999 and completed its merger with MediaOne Group, Inc. ("MediaOne") in 2000. During the years ended December 31, 2001 and 2000, revenues from AT&T and affiliated companies represented approximately 55.8% and 50.4% of total Company revenues, respectively. The increase in the percentage between periods relates primarily to AT&T's customer growth and the timing and the amount of software and services purchased by AT&T. The Company expects to continue to generate a large portion of its total revenues from AT&T and affiliated companies in the future. There are inherent risks whenever this large of a percentage of total revenues is concentrated with one customer. One such risk is that, should AT&T's business generally decline, it would have a material impact on the Company's future results of operations.

  If the Company were to fail to continue to perform successfully under the AT&T Contract, that would have a material adverse effect on the financial condition and results of operations of the Company. Likewise, if AT&T were to breach its material obligations to the Company, that would have a material adverse effect on the financial condition and results of operations of the Company.

  Historically, a substantial portion of the Company's revenue growth has resulted from the sale of products and services to AT&T, both of which are in excess of the minimum financial commitments included in the contract. There can be no assurance that the Company will continue to sell products and services to AT&T in excess of the minimum financial commitments included in the contract.

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RENEWAL OF AOL TIME WARNER CONTRACTS

  America Online, Inc. (AOL) and Time Warner completed their merger in 2000, and now operate under the name AOL Time Warner, Inc. (AOL Time Warner). During the years ended December 31, 2001 and 2000, revenues from AOL Time Warner represented approximately 7.5% and 8.3% of total revenues, respectively. The Company provides services to AOL Time Warner under multiple, separate contracts with various AOL Time Warner affiliates. These contracts are scheduled to expire on various dates. The failure of AOL Time Warner to renew contracts representing a significant part of its business with the Company would have a material adverse impact on the financial condition and results of operations of the Company.

INDUSTRY CONSOLIDATION AND DEPENDENCE ON VIDEO INDUSTRY--CABLE TELEVISION AND
DBS

  The Company's business is concentrated in the cable television and direct broadcast satellite ("DBS") industries, making the Company susceptible to a downturn in those industries. During the years ended December 31, 2001 and 2000, the Company derived 82.3% and 77.7%, and 11.7% and 16.0% of its total revenues from companies in the U.S. cable television and U.S. and Canadian DBS industries, respectively. A decrease in the number of customers served by the Company's clients, loss of business due to non-renewal of client contracts, industry consolidation, and/or changing consumer demand for services would adversely effect the results of operations of the Company.

  There can be no assurance that new entrants into the video market will become clients of the Company. Also, there can be no assurance that video providers will be successful in expanding into other segments of the converging communications markets. Even if major forays into new markets are successful, the Company may be unable to meet the special billing and customer care needs of that market. The cable television industry both domestically and internationally is undergoing significant ownership changes at an accelerated pace. One facet of these changes is that cable television providers are consolidating, decreasing the potential number of buyers for the Company's products and services. Seven providers account for over 85% of the U.S. cable television market and two providers account for almost the entire U.S. DBS market. The Company processes and/or provides statement printing for at least a portion of the customers: (i) for six of the seven cable television providers; and (ii) for one of the DBS providers. For the years ended December 31, 2001 and 2000, approximately 87% and 81% of the Company's total revenues were generated from companies under the control of these seven providers. Consolidation in the industry may put at risk the Company's ability to leverage its existing relationships. Should this consolidation result in a concentration of cable television customer accounts being owned by companies with whom the Company does not have a relationship, or with whom competitors are entrenched, it could negatively effect the Company's ability to maintain or expand its market share, thereby adversely effecting the results of operations.

CONVERSION TO THE COMPANY'S SYSTEMS

  The Company's ability to convert new client sites to its customer care and billing systems on a timely and accurate basis is necessary to meet the Company's typical contractual commitments and to achieve its business objectives. Converting multiple sites under the schedules required by contracts or business requirements is a difficult and complex process. One of the difficulties in the conversion process is that competition for the necessary qualified personnel is intense and the Company may not be successful in attracting and retaining the personnel necessary to complete conversions on a timely and accurate basis. The inability of the Company to perform the conversion process timely and accurately would have a material adverse impact on the results of operations of the Company. As of December 31, 2001, the Company had scheduled approximately 300,000 customers to be converted onto its processing system during 2002.

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NEW PRODUCTS AND RAPID TECHNOLOGICAL CHANGE

  The market for customer care and billing systems is characterized by rapid changes in technology and is highly competitive with respect to the need for timely product innovations and new product introductions. The Company believes that its future success in sustaining and growing its processing revenues and software and professional services revenues depends upon continued market acceptance of its current products, including CCS, and its ability to enhance its current products and develop new products that address the increasingly complex and evolving needs of its clients. Substantial research and development will be required to maintain the competitiveness of the Company's products and services in the market. Development projects can be lengthy and costly, and are subject to changing requirements, programming difficulties, a shortage of qualified personnel, and unforeseen factors which can result in delays. In addition, the Company is typically responsible for the implementation of new products, and depending upon the specific product, may also be responsible for operations of the product. There is an inherent risk in the successful implementation and operations of these products as the technological complexity increases. There can be no assurance: (i) of continued market acceptance of the Company's current products; (ii) that the Company will be successful in the timely development of product enhancements or new products that respond to technological advances or changing client needs; or (iii) that the Company will be successful in supporting the implementation and/or operations of product enhancements or new products.

CONVERGING COMMUNICATIONS MARKETS

  The Company's growth strategy is based in part on the continuing convergence and growth of the worldwide cable television, DBS, telecommunications, and on-line services markets. If these markets fail to converge, grow more slowly than anticipated, or if providers in the converging markets do not accept the Company's solution for combining multiple communications services for a customer, there could be a material adverse effect on the Company's growth.

COMPETITION

  The market for the Company's products and services is highly competitive. The Company directly competes with both independent providers of products and services and in-house systems developed by existing and potential clients. In addition, some independent providers are entering into strategic alliances with other independent providers, resulting in either a new competitor, or a competitor(s) with greater resources. Many of the Company's current and potential competitors have significantly greater financial, marketing, technical, and other competitive resources than the Company, many with significant and well established international operations. There can be no assurance that the Company will be able to compete successfully with its existing competitors or with new competitors.

ATTRACTION AND RETENTION OF PERSONNEL

  The Company's future success depends in large part on the continued service of its key management, sales, product development, and operational personnel. The Company is particularly dependent on its executive officers. The Company believes that its future success also depends on its ability to attract and retain highly skilled technical, managerial, operational, and marketing personnel, including, in particular, additional personnel in the areas of research and development and technical support. Competition for qualified personnel is intense, particularly in the areas of research and development, conversions and technical support. The Company may not be successful in attracting and retaining the personnel it requires, which would adversely effect the Company's ability to meet its commitments and new product delivery objectives.

INTEGRATION OF ACQUISITIONS

  As part of its growth strategy, the Company seeks to acquire assets, technology, and businesses which would provide the technology and technical personnel to expedite the Company's product development efforts, provide complementary products or services, or provide access to new markets and clients. Consistent with this strategy, the Company recently completed the acquisition of the Kenan Business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional discussions of the Kenan Acquisition.

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  Acquisitions involve a number of risks and difficulties, including: (i)
expansion into new geographic markets and business areas; (ii) the requirement to understand local business practices; (iii) the diversion of management's attention to the assimilation of acquired operations and personnel; (iv) potential adverse effects on the Company's operating results for various reasons, including but not limited to the following items: (a) the Company's inability to achieve revenue targets; (b) the Company's inability to manage and/or reduce operating costs; (c) the Company's inability to achieve certain operating synergies; (d) costs incurred to integrate, support, and expand the acquired business; (e) charges related to purchased in-process research and development projects; (f) costs incurred to exit current or acquired contracts or activities; (g) costs incurred to manage the size of the combined existing and acquired workforce, due to certain redundancies or inefficiencies; (h) costs incurred to service any acquisition debt; and (i) the amortization or impairment of intangible assets.

  Due to the multiple risks and difficulties associated with any acquisition, there can be no assurance that the Company will be successful in achieving its expected strategic and operating goals for any such acquisition.

VARIABILITY OF QUARTERLY RESULTS

  The Company's quarterly revenues and operating results, particularly relating to software and professional services, may fluctuate depending on various factors, including the timing of executed contracts and the delivery of contracted services or products, the cancellation of the Company's services and products by existing or new clients, the hiring of additional staff, new product development and other expenses. No assurance can be given that results will not vary due to these factors.

  Variability in quarterly revenues and operating results are inherent characteristics of the software industry. One common cause of a failure to meet revenue and operating expectations in the software industry is the inability to close one or more larger software transactions that may have been anticipated by management in any particular period. The Company expects software and professional services revenues to become an increasingly larger portion of its total revenues in the future. Consequently, as the Company's total revenues grow, so too does the risk associated with meeting financial expectations for revenues derived from its software and professional services offerings. As a result, there is a proportionately increased likelihood that the Company may fail to meet revenue and earnings expectations of the analyst community. With the current volatility of the stock market, should the Company fail to meet analyst expectations by even a relatively small amount it would most likely have a disproportionately negative impact upon the market price for the Company's Common Stock.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

  The Company relies on a combination of trade secret and copyright laws, nondisclosure agreements, and other contractual and technical measures to protect its proprietary rights in its products. The Company also holds a limited number of patents on some of its newer products, and does not rely upon patents as a primary means of protecting its rights in its intellectual property. There can be no assurance that these provisions will be adequate to protect its proprietary rights. Although the Company believes that its intellectual property rights do not infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not assert infringement claims against the Company or the Company's clients.

  Historically, the vast majority of the Company's revenue has come from domestic sources, limiting the need to develop a strong international intellectual property protection program. With the Kenan Acquisition, the Company has clients using its products in approximately 40 countries. As a result, the Company needs to continually assess whether there is any risk to its intellectual property rights in many countries throughout the world. Should these risks be improperly assessed or if for any reason should the Company's right to develop, produce and distribute its products anywhere in the world be successfully challenged or be significantly curtailed, it could have a material adverse effect on the operations of the Company and its financial results.

INTERNATIONAL OPERATIONS

  The Company's growth strategy includes a commitment to the marketing of its products and services internationally. The Company has conducted international operations in the past and will significantly increase the level of its international operations as a result of its recent acquisition of the Kenan Business. The Company

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is subject to certain inherent risks associated with operating internationally including: (i) difficulties with product development meeting local requirements such as the conversion to the local currencies and languages;
(ii) difficulties in staffing and management of personnel, including considerations for cultural differences; (iii) reliance on independent distributors or strategic alliance partners; (iv) fluctuations in foreign currency exchange rates for which a natural or purchased hedge does not exist or is ineffective; (v) longer collection cycles for client billings (i.e., accounts receivables), as well as heightened client collection risks, especially in countries with highly inflationary economies and/or with restrictions on movement of cash out a country; (vi) compliance with laws and regulations related to the collection, use, and disclosure of certain personal information relating to clients' customer's (i.e. privacy laws) that are more strict than those currently in force in the U.S.; (vii) effective coordination of world-wide sales and marketing programs; (viii) compliance with foreign regulatory requirements, including local labor laws; (ix) variability of foreign economic conditions; (x) changing restrictions imposed by U.S. or foreign import/export laws; (xi) political and economic instability; (xii) reduced protection for intellectual property rights in some countries; (xiii) inability to recover value added taxes ("VAT") and/or goods and services taxes ("GST") in foreign jurisdictions; (xiv) competition from companies which have firmly established significant international operations; and (xv) a potential adverse impact to the Company's overall effective income tax rate resulting from: (a) operations in foreign countries with higher tax rates than the U.S.;
(b) the inability to utilize certain foreign tax credits; and (c) the inability to utilize some or all of losses generated in one or more foreign countries.

SYSTEM SECURITY

  The end users of the Company's systems are continuously connected to the Company's products through a variety of public and private telecommunications networks. The Company plans to expand its use of the Internet with its product offerings thereby permitting, for example, our clients' customer to use the Internet to review account balances, order services or execute similar account management functions. The Company also operates an extensive internal network of computers and systems used to manage internal communications, financial information, development data and the like. The Company's product and internal communications networks and systems carry an inherent risk of failure as a result of human error, acts of nature and intentional, unauthorized attacks from computer "hackers." Opening up these networks and systems to permit access via the Internet increases their vulnerability to unauthorized access and corruption, as well as increasing the dependency of the systems' reliability on the availability and performance of the Internet's infrastructure. Certain system security and other controls for CCS are reviewed periodically by an independent party. The Company periodically undergoes a security review of its internal systems by an independent party, and has implemented a plan intended to limit the risk of an unauthorized access to the networks and systems, including network firewalls, intrusion detection systems and antivirus applications.

  The method, manner, cause and timing of an extended interruption or outage in the Company's networks or systems is impossible to predict. As a result, there can be no assurances that the Company's networks and systems will not fail, or that the Company's business recovery plans will adequately mitigate any damages incurred as a consequence. In addition, should the Company's networks or systems be significantly compromised, it would most likely have a material adverse effect on the operations of the Company, including its ability to meet product delivery obligations or client expectations. Likewise, should the Company's networks or systems experience an extended interruption or outage, have their security compromised or data lost or corrupted, it would most likely result in an immediate loss of revenue or increase in expense, as well as damaging the reputation of the Company. Any of these events could have both an immediate, negative impact upon the Company's short term revenue and profit expectations, as well as its long term ability to attract and retain new clients.

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PRODUCT OPERATIONS AND SYSTEM AVAILABILITY

  The Company's product operations are run in both mainframe and distributed system computing environments, as follows:

Mainframe Environment

  CCS operates in a mainframe data processing center managed by FDC (the "FDC Data Center"), with end users dispersed throughout the United States and Canada. These services are provided under an agreement with FDC, which is scheduled to expire June 30, 2005. The Company believes it could obtain mainframe data processing services from alternative sources, if necessary. The Company has a business recovery plan as part of its agreement with FDC should the FDC Data Center suffer an extended business interruption or outage.This plan is tested on an annual basis.

Distributed Systems Environment

  Several of the Company's new product applications operate in a distributed systems environment (also known as "open systems"), running on multiple servers for the benefit of certain clients. During 2001, the Company completed the migration of these distributed systems servers from its own internal data center to the FDC Data Center. Under an agreement with FDC that runs through June 30, 2005, FDC provides the operations monitoring and facilities management services, while the Company provides hardware, operating systems and application support.

  Typically, these distributed product applications interface to and operate in conjunction with CCS via telecommunication networks. The Company is currently implementing its business recovery plan for these applications. The Company and FDC have extensive experience in running applications within the mainframe computing platform, and only within the last few years began running applications within a distributed systems environment. In addition, the mainframe computing environment and related technology is mature and has proven to be a highly reliable and scaleable computing platform. The distributed systems computing platform is not at the same level of maturity as the mainframe computing platform. In addition, security attacks on distributed systems throughout the industry are more prevalent than on mainframe environments due to the open nature of those systems.

  The end users of the Company's systems are continuously connected to the Company's CCS products through a variety of public and private telecommunications networks, and are highly dependent upon the continued availability of the Company's systems to conduct their business operations. Should the FDC Data Center, or any particular product application or internal system which is operated within the FDC Data Center or the Company's facilities, as well as the connecting telecommunications networks, experience an extended business interruption or outage, it could have an immediate impact to the business operations of the Company's clients, which could have a material adverse impact on the financial condition and results of operations of the Company, as well as negatively affect the Company's ability to attract and retain new clients.

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